Exhibit 99.1

Vermilion Energy Inc. 2010 Income Tax Information

CALGARY, Alberta--(BUSINESS WIRE)--February 25, 2011--Vermilion Energy Inc. (“Vermilion”) (VET – TSX) is pleased to provide 2010 income tax information on dividends paid to shareholders of Vermilion following the conversion to a corporation on September 1, 2010 (the “Conversion”) and on distributions made by Vermilion Energy Trust (the “Trust”) to unitholders prior to the Conversion.

Tax Treatment on Dividends to Shareholders following Conversion

TOTAL 2010 DIVIDENDS DECLARED AND PAYABLE TO SHAREHOLDERS OF VERMILION ENERGY INC.
Ex-Dividend Date	Record Date	Payment Date	Dividend Amount ($)	Taxation Year
Sep 28, 2010	Sep 30, 2010	Oct 15, 2010	$0.19	2010
Oct 27, 2010	Oct 29, 2010	Nov 15, 2010	$0.19	2010
Nov 26, 2010	Nov 30, 2010	Dec 15, 2010	$0.19	2010

Canadian Resident Individual Shareholders:

All 2010 dividends declared and paid to Canadian resident shareholders following the Conversion have been designated as eligible dividends for purposes of the Canadian Income Tax Act (“Tax Act”). As such, Canadian resident shareholders will be entitled to an enhanced dividend tax credit normally applicable to eligible dividends received from a taxable Canadian corporation.

Canadian resident shareholders should include all 2010 dividends received on Vermilion common shares for purposes of reporting income on their 2010 income tax return.

Canadian resident shareholders who hold their Vermilion common shares in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan, Registered Education Savings Plan or Tax Free Savings Account need not report any income related to Vermilion dividends on their 2010 income tax return.

Non-Canadian Resident Individual Shareholders:

All 2010 dividends declared and paid by Vermilion will be 100% taxable and included in income as a Qualifying Dividend for United States Federal tax purposes.

Dividends paid to a non-resident holder of Vermilion common shares will be subject to Canadian withholding tax at the rate of 25% prescribed by the Tax Act unless the rate is reduced under the provisions of a tax treaty between Canada and a non-resident holder’s jurisdiction of residence.

Where the holder is a United States resident entitled to benefits under the Canada-U.S. Tax Treaty and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Information regarding the amount of Canadian tax withheld in 2010 should be available through your broker or other intermediary and cannot be provided directly by Vermilion.

Shareholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of dividends. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

Vermilion Energy Trust Distributions to Unitholders Declared prior to Conversion

TOTAL 2010 DISTRIBUTIONS DECLARED AND PAYABLE TO UNITHOLDERS OF VERMILION ENERGY TRUST
Ex-Distribution Date	Record Date	Payment Date	Dividend Amount ($)	Taxation Year
Jan 27, 2010	Jan 29, 2010	Feb 15, 2010	$0.19	2010
Feb 24, 2010	Feb 26, 2010	Mar 15, 2010	$0.19	2010
Mar 29, 2010	Mar 31, 2010	Apr 15, 2010	$0.19	2010
Apr 28, 2010	Apr 30, 2010	May 17, 2010	$0.19	2010
May 27, 2010	May 31, 2010	Jun 15, 2010	$0.19	2010
Jun 28, 2010	Jun 30, 2010	Jul 15, 2010	$0.19	2010
Jul 28, 2010	Jul 30, 2010	Aug 16, 2010	$0.19	2010
Aug 27, 2010	Aug 31, 2010	Sep 15, 2010	$0.19	2010

Canadian Individual Unitholders:

For purposes of the Tax Act, the Trust was a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust can be both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. taxable income). For the 2010 taxation year, the treatment of distributions is 100% return on capital (taxable income).

Each year the taxable income portion or return on capital, is calculated and reported in the Trust’s T3 return and allocated to each unitholder who received distributions for that taxation year and reported in Box 26 ‘Other income’ on the T3 Supplementary forms, which are mailed to unitholders before March 31st in accordance with regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Trust’s transfer agent, Computershare Trust Company of Canada. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 slip will report both the taxable and non-taxable income components of their distributions. The tax deferred, or return of capital component of distributions which is reported in Box 42 “Amount Resulting in Cost Base Adjustment” reduces the unitholder’s adjusted cost base of trust units.

Unitholders who held their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan, Registered Education Savings Plan or Tax Free Savings Account need not report any income related to trust unit distributions on their 2010 income tax return.

The following table sets out the allocation of the Canadian 2010 monthly distributions:

Payment Date	Record Date	Total Distribution	Tax Deferred Amount (Box 42)	Taxable Amount (Income)
Feb 15/10	Jan 29/10	0.19000	0.00000	0.19000
Mar 15/10	Feb 26/10	0.19000	0.00000	0.19000
Apr 15/10	Mar 31/10	0.19000	0.00000	0.19000
May 17/10	Apr 30/10	0.19000	0.00000	0.19000
Jun 15/10	May 31/10	0.19000	0.00000	0.19000
Jul 15/10	Jun 30/10	0.19000	0.00000	0.19000
Aug 16/10	Jul 30/10	0.19000	0.00000	0.19000
Sep 15/10	Aug 31/10	0.19000	0.00000	0.19000
		1.52000	0.00000	1.52000

Non-Canadian Resident Individual Unitholders:

We believe the Trust should be treated as a qualified corporation and the units are equity for United States tax purposes. The Trust has calculated that 84% of the distributions paid in 2010 are dividends that are “Qualifying Dividends”. The remaining 16% of the 2010 distributions are a tax-deferred reduction to the cost of units for tax purposes. If the amount of “Non-Taxable Return of Capital” exceeds the cost of units, the excess should be reported as a capital gain. The taxability of distributions for US purposes is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually by the Trust based upon 2010 current and accumulated earnings in accordance with U.S. tax law.

Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions. Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Tax Act. This withholding tax may be reduced in accordance with reciprocal tax treaties, and in the case of the Tax Treaty between Canada and the United States, the withholding tax for residents of the United States entitled to the benefits of such treaty is reduced to 15%. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Information regarding the amount of Canadian tax withheld in 2010 should be available through your broker or other intermediary and cannot be provided directly by Vermilion.

Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

Summary

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder of Trust units or Vermilion common shares. Holders or potential holders of common shares of Vermilion should consult their own income tax advisors as to the particular income tax consequences of holding Vermilion common shares.

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting 10% annual growth in production through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of Vermilion Energy Inc. hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Inc. trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Paul Beique, Vice President Capital Markets
or
Dean Morrison, CFA, Director, Investor Relations
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com